SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

26 July, 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 26 July, 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                                            Protherics PLC

                                                  2007 Annual General Meeting Results

London,  UK;  Brentwood,  TN, US: 26 July 2007 - Protherics PLC ("Protherics" or the "Company"),  the  international  biopharmaceutical company  focused on  critical  care and  cancer,  is pleased to announce  that  Resolutions  1 to 11, 13 and 14 were duly passed at its
Annual General Meeting held earlier today.  Since Resolution 11 was passed, Resolution 12 was withdrawn.

Details of the  resolutions  passed  together  with proxy  figures are set out below and will  shortly be  displayed  on the  Company's website www.protherics.com.

Copies of the  resolutions  have been filed with the United Kingdom Listing  Authority's  Document  Viewing  Facility and are available from:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

----------------------------------------------------------------------- ---------------------- -------------------- ------------------- --------------------
RESOLUTIONS                                                                        No. of proxy           For                  Against             Withheld
                                                                                   Votes received
--------- ------------------------------------------------------------- ---------------------- -------------------- ------------------- --------------------
1         To receive the  financial  statements  for the year ended 31            214,211,771          213,984,886             224,562                2,323
          March 2007  together  with the reports of the  Directors and
          Auditors thereon

--------- ------------------------------------------------------------- ---------------------- -------------------- ------------------- --------------------
2         To re-elect John Robert Brown as a Director                             214,211,771          214,167,686              37,904                6,181
--------- ------------------------------------------------------------- ---------------------- -------------------- ------------------- --------------------
3         To re-elect Garry Watts as a Director.                                  214,211,771          214,155,056              47,135                9,580

--------- ------------------------------------------------------------- ---------------------- -------------------- ------------------- --------------------
4         To elect Jacques Gonella as a Director.                                 214,211,771          200,333,427          13,868,764                9,580

--------- ------------------------------------------------------------- ---------------------- -------------------- ------------------- --------------------
5         To elect Saul Komisar as a Director.                                    214,211,771          214,009,993              30,994              170,784

--------- ------------------------------------------------------------- ---------------------- -------------------- ------------------- --------------------
6         To reappoint KMPG Audit Plc as Auditors of the Company.                 214,211,771          213,855,392             335,479               20,900

--------- ------------------------------------------------------------- ---------------------- -------------------- ------------------- --------------------
7         To authorise  the Directors to set the  remuneration  of the            214,211,771          214,162,266              43,640                5,865
          Auditors

--------- ------------------------------------------------------------- ---------------------- -------------------- ------------------- --------------------
8         To approve the Directors'  Remuneration  Report for the year            214,211,771          203,113,734             387,777           10,710,260
          ended 31 March 2007.

--------- ------------------------------------------------------------- ---------------------- -------------------- ------------------- --------------------
9         To increase the  existing  authorised  share  capital of the            214,211,771          214,138,538              64,571                8,662
          Company from  £9,500,000  to  £9,700,000  by the creation of
          10,000,000 ordinary shares of 2p each.

--------- ------------------------------------------------------------- ---------------------- -------------------- ------------------- --------------------
10        To  authorise  the  Directors  to allot  shares  pursuant to            214,211,771          214,073,118              86,394               52,259
          section 80 of the Companies Act 1985.

--------- ------------------------------------------------------------- ---------------------- -------------------- ------------------- --------------------
11        To authorise the Directors to dis-apply  pre-emption  rights            214,211,771          197,281,492          16,751,619              178,660
          pursuant  to  section  95 of  the  Companies  Act  1985  (in relation to up 10% of issued share capital).

--------- ------------------------------------------------------------- ------------------------------------------------------------------------------------
12        To authorise the Directors to dis-apply  pre-emption  rights          Resolution 12 was withdrawn following the passing of Resolution 11 pursuant  to  section  95 of  the  Companies  Act  1985  (in relation to up to 5% of issued share capital).

--------- ------------------------------------------------------------- ---------------------- -------------------- ------------------- --------------------
13        To  amend   Article  98  of  the   Company's   Articles   of            214,211,771          213,982,824             156,327               72,620
          Association  to  increase  the maximum  aggregate  amount of fees  that  may  be  paid  to  directors  from  £200,000  to
          £400,000.

--------- ------------------------------------------------------------- ---------------------- -------------------- ------------------- --------------------
14        To approve an amendment to the  Protherics PLC 2005 Deferred            214,211,771          214,001,952             136,705               73,114
          Bonus Plan to allow  Deferred  Awards to be  granted  with a value of up to 75% of annual basic salary.

--------- ------------------------------------------------------------- ---------------------- -------------------- ------------------- --------------------

                                                               | Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs                                                                      +44 (0) 7919  480510
Julie Vickers, Company Secretary                                                                                 +44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Anna Keeble                                                                                  +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                                                                          +1 212 850 5600

Or visit  www.protherics.com

END